EXHIBIT 1.01
CONFLICT MINERALS REPORT FOR WEST MARINE INC.

This Conflict Minerals Report (“Report”) of West Marine Inc. (“West Marine”, the “Company", “we”, “us” or “our”) is filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and prepared in accordance with the instructions to Form SD.

As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), the SEC adopted Rule 13p-1 in 2012, instituting reporting and disclosure requirements for SEC registrants who manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives (limited to tantalum, tin, and tungsten), and gold (collectively, “Conflict Minerals”) necessary to the functionality or production of such products. If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country, or if it is unable to determine the country of origin of its Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. Annually, such a registrant must file a Form SD, including, if applicable, a Conflict Minerals Report with the SEC that includes the description and results of those due diligence measures.

This Report outlines the measures undertaken by the Company to assess the source and chain of custody of necessary Conflict Minerals in its supply chain for the reporting period from January 1, 2014 to December 31, 2014. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

The Company’s related Policy Statement on sourcing Conflict Minerals can be found publicly on its Investor Relations website at: www.westmarine.com > Investor Relations > Corporate Governance > Conflicts Mineral Policy.

Company Overview

West Marine was founded in 1968 by a sailor and has grown to become the largest omni-channel specialty retailer exclusively offering boating supplies, gear, apparel, footwear and other waterlife-related products to anyone who enjoys recreational time on or around the water. Our customers include boat owners, professional marine service providers, and those new to West Marine who enjoy recreating on or around the water. With 279 retail store locations, eCommerce websites and a call center, we are able to offer our customers the core boat products they need with the lifestyle products they want through any shopping channel they prefer.

The Company does not manufacture any of the products that it sells, however it does contract to manufacture products to sell in which Conflict Minerals may be necessary to the functionality or production of those products. The Company does not directly source any Conflict Minerals that may be used in the products it contracts to manufacture. We rely on our suppliers to provide us with information on the origin of the Conflict Minerals contained in components and products supplied to us - including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

(1)    Reasonable Country of Inquiry

The Company established a multi-department initiative in 2013 for scoping and evaluating the lines of products manufactured or contracted to be manufactured by the Company on a product-by-product basis to determine which of these products were most likely to contain Conflict Minerals that are “necessary to the functionality or production” of the product (“In Scope Products”).

Through the initiative, 143 suppliers (the “Suppliers”) were identified that provide the Company with components, parts or products for the In Scope Products. These suppliers were then targeted for initial diligence to identify the Conflict Minerals in their supply chain and, where known, country of origin and source smelter information. By partnering with a third-party software solutions provider, the Company conducted a supply-chain survey of the identified suppliers, using the standard Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-

GeSI”) Conflict Minerals Reporting Template. Data collection for the reporting period for those suppliers continued through March, 2015.

69% of the Suppliers surveyed provided a response to the Company. This response rate is nearly double that of last year’s rate. The results the Company received were mixed and raised Red Flags that will be addressed as the Company moves forward in improving its supply chain transparency. In particular, the Company noted:

•	A significant increase in the response rate by Suppliers.

•	Suppliers had greater awareness of the Conflict Minerals requirements in general.

•	There is still a high rate of incomplete responses from certain Suppliers.

•	Failure of Suppliers to identify smelters used in their supply chains.

(2)    Due Diligence

The Company conducted a due diligence review of its supply chain as required by Rule 13p-1. The due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. The Company’s five-step process, included: (1) establishment of strong company management systems; (2) identification and assessment of supply chain risk; (3) development and implementation of a risk response strategy; (4) third-party audit of our due diligence practices, as may be required; and (5) preparation of an annual report on supply chain due diligence.

Step 1: Establishment of Strong Company Management Systems

•	Engaged Senior Level Executives in development of the Company’s assessment and compliance process

◦	Chief Executive Officer, Chief Financial Officer or Principal Financial Officer, General Counsel and Sr. VP of Planning and Replenishment.

•	Identified and educated internal departments affected:

◦	Merchandising (Sourcing)

◦	Regulatory and Compliance

◦	Finance

◦	Supplier Relations

◦	Port Supply Wholesale Divisions

•	Updated the Company’s Sourcing Policy, making it clear that there is an expectation that Suppliers will seek to obtain materials from “conflict-free” sources.

•	Communicated Sourcing Policy to Suppliers and prospective Suppliers via direct correspondence and online on our website.

•	Communicated the Company’s intent to continue to work towards education of Suppliers with regard to Conflict Minerals for increased understanding and commitment to compliance.

•	Continue to use a Supplier Terms & Conditions which requires conformity to the Company’s Conflicts Minerals policy.

•	Maintained the system of controls designed to evaluate the Company’s supply chain, including:

◦	Analyzing the entire product line annually for scoping as to whether or not the products are contract to manufacture.

◦	Promoting an internal process to evaluate new product lines as developed to eliminate the introduction of Conflict Minerals into the supply chain where possible.

◦	Evaluating products individually by Regulatory Compliance and Merchandising Staff.

◦	Final decision making responsibility for sourcing from Suppliers rests with Sr. VP of Planning and Replenishment.

•	Engaged Third Party Software Solution to manage survey responses and evaluate data points.

•	Feedback mechanism in place through the Company’s Supplier support services.

Step 2: Identification and Assessment of Supply Chain Risk

•	Reviewed the Company’s product lines to determine which Suppliers provide the Company with contracted to be manufactured products.

•	Determined which contracted to be manufactured Products may contain Conflict Minerals that are “necessary to the functionality or production” of the Product (“In Scope Products”).

•	Conducted Due Diligence Assessment of Companies supplying the Company with In Scope Products.

◦	Implemented Supplier Engagement Program.

◦	Developed contact list of Suppliers for In Scope Products.

◦	Individually listed In Scope Products for each Supplier using unique stock keeping unit (“SKU”) requiring responses from Suppliers on a “per product” basis.

◦
Communicated directly to the Company’s main Supplier Contact using the Company’s normal protocol for communicating with Suppliers. For this purpose, the Company did not send out letters on a generic basis. Rather, the Company sent a specific email to a named individual with whom we regularly communicate which contained a detailed letter with a direct link, log in information, and explicit directions on what was expected. The communication included a statement voicing the Company’s commitment to Conflict-free sourcing.

◦	Used a Third Party Software Solution provider for Supplier engagement and record keeping of responses from Suppliers.

◦	Communicated to 100% of Suppliers identified as supplying In Scope Products to the Company during the relevant reporting period.

◦	Provided reference materials and guidance on the Conflicts Minerals Reporting template to suppliers.

◦	Used the basic form of the EICC/GeSI Conflict Minerals Reporting template to design survey.

•	Analyzed results of Supplier surveys.

◦	Suppliers who were unable to respond using the Company’s Third Party Software Solution were provided with an individual report as requested.

◦	Where provided, the Company attempted to compare smelters and refiners with those identified in the supply chain survey using the EICC/GeSI Conflict Minerals Reporting.

◦	Reviewed responses on a Supplier by Supplier, and SKU by SKU basis to validate accuracy of data and to determine next steps.

Step 3: Development and Implementation of a Risk Response Strategy

•
West Marine has selected a new third party software solution to increase engagement between the Company and its Suppliers. This third party software solution was selected in order to drive increased survey completion rate, and should provide greater accuracy of reporting, because the software is easier to use and will permit inquiries of greater detail.

•	This new system will also allow the Company to more effectively and quickly validate smelters identified by Suppliers.

•
This new system permits the Company to add tracking of additional suppliers for customers who must report under Rule 13p-1 and require supply chain information for their own in scope products purchased from West Marine.

Additionally, West Marine will continue to develop the following:

◦	Communicate surveys to 100% of the Suppliers each year.

◦	Increase the frequency and continue Supplier education outreach to all Suppliers.

◦	Require Merchandising Team analysis of potential Conflicts Minerals risk at time of sourcing In Scope Products.

◦	Continue to Identify Red Flag markers and evaluate the Company’s proposed Investigative Steps.

◦	Implement a progressive performance improvement plan for Suppliers as needed.

◦	Integrated review of surveys to improve reporting accuracy.

◦	Develop advisory counsel of key suppliers to provide feedback on the Company’s process and supplier education outreach programs to gauge effectiveness from the audiences’ perspective.

Step 4: Third Party Audit of Due Diligence Practices

•	This Report is not subject to an independent private sector audit in accordance with the guidance set forth in the SEC Statement.

Step 5: Report Annually on Supply Chain Due Diligence

•	The Company’s 2015 Form SD, Conflict Minerals Report exhibit, and its Policy Statement on Sourcing Conflict Minerals are publicly posted online on the Company’s website.

As a result of the Company’s due diligence efforts, a total of 143 vendors were identified as Suppliers of In-Scope Products that required an inquiry to determine the presence of “conflict minerals” as part of the RCOI process.  We achieved a survey response rate of 69%.  Of these responses, 48% reported that their products do not contain conflict minerals.  For vendors indicating use of 3TG, 12% provided smelter information for one or more of the applicable metals, but the information was not adequately verifiable to base any determinations upon. Based upon its diligence, the Company has reached the following conclusions:

a)	It manufactured or contracted to manufacture products as to which Conflict Minerals are necessary to the functionality or production of such products (“In Scope Products”).

b)	Due diligence on Tier 1 supplier responses indicated that, while improving, the Company’s processes were still insufficient to obtain reliable and verifiable responses from suppliers.

c)
Suppliers require additional training and guidance from the Company on responsible Conflict Mineral sourcing initiatives in order to increase supplier engagement and improve ongoing compliance and reporting efforts.

d)
The Company did not have any direct engagement with, or conduct any on-site visits of any mines, smelters, or refiners but intends to develop an action plan with respect to this aspect of the supply chain in 2015.

(3)    Product Description

The Company’s product categories include: Men’s & Women’s Clothing; Shoes; Electronics & Navigation; Sailing; Fishing; Watersports; Boats, Motors & Parts; Galley & Outdoor; Safety; Anchor & Docking; Maintenance; Electrical; and Plumbing & Ventilation. Due to the outsourced manufacturing process the Company uses for private label products, each category identified above includes products that could contain Conflict Minerals sourced from the Democratic Republic of the Congo or an adjoining country.

Conclusion

After exercising reasonable due diligence as required by Rule 13p-1, the Company was unable to determine whether any of the Conflict Minerals used in one or more of its products originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Region”). Due to the breadth and scope of the Company’s product categories and the resulting complexity of its supply chain, the Company acknowledges that the process of successfully tracing all of the Conflict Minerals used in its manufactured or contracted to manufacture products to their country of origin will take additional time and resources. Moving forward, the Company remains committed to implementing processes to improve the quantity and quality of Supplier responses, verify Supplier responses provided, and evaluate new product lines as developed to eliminate the introduction of Conflict Minerals into the supply chain where possible.

West Marine’s success in making determinations about the presence and source of Conflict Minerals in its products depends upon various factors including, but not limited to, the respective due diligence efforts of its suppliers and their supply chain and their respective willingness, whether public or private entities, to disclose such information to the Company, and the ability of the involved entities in making their determinations in accordance with nationally or internationally recognized standards, including the OECD Guidance and other initiatives or guidance that may develop over time. The failure to obtain reliable information from any level of West Marine’s supply chain could have a material impact on the Company’s future ability to report on the presence of Conflict Minerals with any degree of certainty.

There can be no assurance that the Company’s suppliers will continue to cooperate with diligence inquiries and requests for certifications or provide documentation or other evidence that West Marine considers reliable or in a time frame sufficient to allow the Company to make its own assessment following appropriate further diligence measures, if any.